FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Meyer Dwight	2. Date of Event Requiring Statement Month/Day/Year 3/11/2003	4. Issuer Name and Ticker or Trading Symbol AnnTaylor Stores Corporation (ANN)
(Last) (First) (Middle) c/o AnnTaylor Stores Corporation 142 West 57th Street	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer Other (give title below) (specify below) Executive Vice President, Global Sourcing	6. If Amendment, Date of Original (Month/Day/Year)
(Street) New York,, New York 10019			7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	9,119	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

FORM 3 (continued)	Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/ Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Employee Stock Option (right to buy)	(1)	3/8/09	Common Stock	37,500	$29.50	D
Employee Stock Option (right to buy)	(2)	3/10/10	Common Stock	13,500	$15.96	D
Employee Stock Option (right to buy)	(3)	3/14/11	Common Stock	16,875	$18.01	D
Employee Stock Option (right to buy)	(4)	1/29/12	Common Stock	30,000	$25.30	D

Explanation of Responses:

(1) Fully exercisable.
(2) 6,750 options became exercisable on 3/10/2003, and 6,750 options will become exercisable on 3/10/2004.
(3) 5,625 options will become exercisable on each of 3/14/2003, 3/14/2004 and 3/14/2005.
(4) 7,500 options became exercisable on 1/29/2003, and 7,500 options will become exercisable on each of 1/29/2004, 1/29/2005 and 1/29/2006.

By: /s/ Dwight Meyer Dwight Meyer **Signature of Reporting Person	3/11/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.